Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1 (212) 317-6007 ir@cemex.com

CEMEX FINALIZES DIVESTMENT OF CEMENT PLANT

IN KENTUCKY AND RELATED ASSETS IN THE U.S.

MONTERREY, MEXICO. MARCH 6, 2020. – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that its U.S. affiliate, Kosmos Cement Company (“Kosmos”), a partnership with a subsidiary of BUZZI UNICEM S.p.A. in which CEMEX holds a 75% interest, has closed its previously announced divestment of its Kentucky cement plant and related assets to Eagle Materials Inc. for an aggregate amount of approximately U.S.$665 million, of which the proceeds to CEMEX will be approximately U.S.$499 million.

The proceeds obtained by CEMEX from this transaction will be used mainly for debt reduction and for general corporate purposes.

BofA Securities, Inc. and Citigroup Global Markets Inc. are acting as financial advisors in this transaction.

CEMEX is a global building materials company that provides high quality products and reliable services. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future. For more information on CEMEX, please visit: www.cemex.com

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX herein described to be materially different from those expressed or implied in this release. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

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